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                                                               Exhibit (a)(1)(G)

JOINT RELEASE



Strategic Move to Strengthen Bayer's Core Businesses

BAYER TO ACQUIRE SYBRON CHEMICALS INC.,
U.S. PRODUCER OF POLYMERS AND SPECIALTY CHEMICALS

Expansion of Market Position in the NAFTA Region/
Access to New Technologies and Products

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LEVERKUSEN, GERMANY; BIRMINGHAM, N.J., U.S.A., AUGUST 30, 2000 - Bayer
Corporation of Pittsburgh, Pa., a wholly owned subsidiary of Bayer AG, Germany, and Sybron Chemicals Inc. (AMEX: SYC), a U.S.-based producer of polymers and specialty chemicals, announced today that Bayer Corporation and its wholly owned subsidiary Project Toledo Acquisition Corp. have entered into a definitive agreement to acquire all of Sybron's outstanding shares at a price of $35 per share payable in cash. Bayer will commence a tender offer for all of the outstanding Sybron Chemicals shares within seven business days. Any shares not purchased in the tender offer will be exchanged for cash in the amount of $35 per share in a merger of Sybron Chemicals Inc. and Project Toledo Acquisition Corp. The acquisition is subject to approvals from regulatory authorities both in the U.S. and in Europe and other customary conditions.

"Sybron Chemicals Inc. offers us an excellent opportunity to strategically augment and strengthen important business sectors and thus continue to enhance the value of our business," said Bayer Management Board Chairman Dr. Manfred Schneider.
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This acquisition will provide Bayer's Coatings and Colorants Business Group
(Polymers segment) and Specialty Products Business Group (Chemicals segment) with access to new technologies and products and will enable them to expand their market positions in the NAFTA region. Along with Health Care and Agriculture business segments, Polymers and Chemicals make up the core activities of the Bayer Group.

According to Dr. Richard Klein, President and CEO of Sybron Chemicals Inc., the agreement provides maximum shareholder value. "This transaction represents an excellent value for our shareholders and should be of tremendous benefit to our customers and employees," said Klein. "It was unanimously approved by our board, which believes the acquisition is the best way to help our business and people to grow further and faster."

In the polymer intermediates business, Sybron Chemicals has expertise and a good market position in the NAFTA region for powder coating raw materials - an environmentally friendly technology for industrial coatings. The same is true of Sybron's business in functional polyesters outside the powder coatings field. Both these activities complement Bayer's polyurethane hardeners business.

The substantial synergy that is expected to result from the transaction will come primarily from combining Sybron's North American polymer intermediates business with the worldwide distribution structure of Bayer's Coatings and Colorants Business Group. Other advantages for Bayer will result from combined purchase volume of raw materials and services. "The acquisition of Sybron Chemicals leads us to our planned entry into the powder coating raw materials market and is a further step toward achieving our growth goals," said Dr. Ulrich Koemm, general manager of the business group.


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The acquisition also will improve the market positions of the Textile Processing
Chemicals and Special Fields unit of Bayer's Specialty Products Business Group in North America and Europe. "In addition, high performance resins and flame retardants will be added to our portfolio," said Dr. Richard Pott, general manager of the Specialty Products Business Group. He expects integration of the businesses to generate significant synergy.

The companies' Boards of Directors have unanimously approved the merger agreement. In addition, three of Sybron Chemicals' shareholders, collectively owning approximately 45 percent of Sybron's outstanding and issued shares, have entered into an agreement pursuant to which they have agreed to tender all of their shares in the Bayer tender offer. In connection with its consideration of the transaction, the Board of Directors of Sybron Chemicals Inc. received the opinion of J.P. Morgan Securities Inc., its investment banker for the transaction, that the $35 to be received by Sybron shareholders in the tender offer and the merger is fair to such shareholders from a financial point of view.

At the start of 1999, all of Bayer's activities in the coatings, pigments, dyes and adhesives fields were placed into the Coatings and Colorants Business Group. With 4,800 employees worldwide, the business group increased sales in 1999 by 11 percent to EUR 1.73 billion. Further growth of 16 percent was recorded in the first half of 2000.

The activities of the Specialty Products Business Group comprise specialty chemicals for the textile, leather and paper industries, ion exchange resins, water chemicals, polymer additives and ingredients for wood and industrial preservatives. It has 3,800 employees worldwide and achieved revenues of EUR
1.15 billion in 1999, an increase of 3 percent over the prior year. Sales grew by 12 percent in the first six months of 2000.


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During the first half of 2000, Sybron Chemicals' revenues rose by 10 percent to
$147.13 million and the company recorded an operating profit of $15.22 million. It had 900 employees as of the end of 1999.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available, because they will contain important information. The tender offer statement will be filed by Bayer with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Sybron Chemicals Inc. with the SEC. Investors and security holders may obtain a free copy of these statements (when they are available) and other documents filed by Bayer and Sybron Chemicals with the SEC at the SEC's web site at www.sec.gov. The tender offer statement and related materials may be obtained for free from Bayer by directing a request to the information agent, Morrow & Company, telephone 800-566-9061. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Sybron Chemicals Inc.,
Attention: Investor Relations, telephone: 609-893-1100 x 234, e-mail: mpullen@sybronchemicals.com



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Contacts:

BAYER CORPORATION: MARK A. RYAN, TEL.: 412-777-2500
E-MAIL: mark-a.ryan.b@bayer.com

BAYER AG: GUNTER FORNECK, TEL.: +49 214 30 50446
E-MAIL: guenter.forneck.gf@bayer-ag.de

SYBRON CHEMICALS INC.: NAME: STEVEN F. LADIN, TEL.: 609-893-1100
E-MAIL: sladin@sybronchemicals.com







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